

Gabriele Hofmann · 3rd

Socio en Fourlaw Abogados

Madrid Area, Spain · 500+ connections · **Contact info**

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Fourlaw Abogados

Universidad Complutense de Madrid

About

Gabriele obtained his degree in law from the University of Florence (Italy) in 1998 and from the University of Barcelona (Spain) in 2001.

He started his career in 1999 in an Italian Law firm where he has been practicing until June 2000, when he joined Edisontel. In Edisontel his activity focused on corporate advice to the board and contractual advice to the wholesale team of the company.

In January 2002 he joined EJASO where he has been advising medium sized business on corporate and contractual matters.

In March 2006 he joined Garrigues, in the M&A and corporate and contractual law practice where he has been practicing for seven years.

In September 2013 he has been among the founding partners of Fourlaw Abogados,

He works mainly in the areas of corporate law, M&A and finance.

Since he is practicing in Spain, Gabriele has advised more than 20 Italian companies to set up its branch/affiliate in Spain, taking care of all corporate and contractual matters related to the incorporation and to the following commercial activity in the country. He has also collaborated with Spanish companies entering the Italian market.

He acts as secretary to the board of national and international companies.

Gabriele has participated in several M&A transactions, assisting national and international companies as well as private equity funds.

In the field of commercial agreements he has extensive experience in the various types of joint venture agreements and in agreements for the performance of turnkey industrial projects (mainly in the renewable energies sector). He has also experience in national and international agency and distribution agreements.

In the field of financial law, Gabriele has participated in several transactions, with a special expertise in corporate and acquisition financing.

Gabriele is a member of the Madrid Bar Association and of the Florence Bar Association and renders his advice in Spanish, English and Italian.

.

Specialties: Corporate Law; Mergers and Acquisitions; Contractual Law; Structured Finance; Renewable Energies.

Experience



Socio
Fourlaw Abogados
Sep 2013 – Present · 6 yrs 6 mos



Profesor
ISDE Instituto Superior de Derecho y Economía
Oct 2012 – Present · 7 yrs 5 mos

Profesor en el Master de Abogacía Internacional



Senior Associate
Garrigues, Abogados y Asesores Tributarios

Mar 2006 – Mar 2013 · 7 yrs 1 mo

M&A, internationalization of businesses, corporte and acquisition finance, commercial agreements. Responsible for various clients and projects in such areas of practice.

 **Associate**
Estudio Jurídico EJASO
Jan 2002 – Feb 2006 · 4 yrs 2 mos

Legal counsel
Edisontel, S.p.A.
Jun 2000 – Jan 2002 · 1 yr 8 mos

Show 1 more experience ⌄

Education

 **Universidad Complutense de Madrid**
cursos de doctorado, derecho mercantil
2005 – 2006

 **Universitat de Barcelona**
Licenciado en derecho
2000 – 2001

 **Università degli Studi di Firenze**
licenciado, derecho
1992 – 1998

Skills & Endorsements

Corporate Law · 21

 Endorsed by **Guillermo Muñoz-Alonso and 1 other** who is highly skilled at this

 Endorsed by **5 of Gabriele's colleagues at** Garrigues

Private Equity · 13

 Endorsed by **2 of Gabriele's colleagues at Garrigues**

Mergers & Acquisitions · 13

 Endorsed by **Guillermo Muñoz-Alonso, who is** highly skilled at this

 Endorsed by **3 of Gabriele's colleagues at** Garrigues

Show more ⌄

Recommendations

Received (2)   Given (0)

 **Jose Guardo**
Socio en Clifford Chance LLP
September 18, 2012, Jose managed Gabriele directly

Gabrielle es un estupendo abogado. Posee un conocimiento notable del derecho mercantil español y ha participado en numerosas operaciones complejas a mi lado. Es un excelente redactor y negociador de contratos. Su doble licenciatura y su dominio de las lenguas además hace de el un perfil excelente para cualquier empresa o despacho con intereses internacionales.

Claudio Doria   Gabriele es un abogado con oficio, magnífica formación y una

 Founding Partner at Doria Tölle

September 3, 2012, Claudio managed Gabriele directly

visión del derecho y de las necesidades del cliente que le convierten en un profesional de gran nivel. Su doble titulación italiana y española es, sin duda, un activo importante y el punto de partida para el enfoque internacional de los problemas y necesidades de la empresa. En definitiva, un profesional y persona de confianza, buen gestor de los asuntos y equipos, con una capacitación técnica de gran nivel.

Accomplishments

6 **Courses** ⌄

Cuestiones de teoría y metodología jurídica en el Derecho Mercantil • Curso de Contabilidad • Curso de Especialización en Derecho de Sociedades • La Reforma de la Ley Concursal • Oferta Pública de Suscripción, Compra y Venta de Valores • Sociedades cotizadas y Gobierno Corporativo

3 **Languages** ⌄

Español • Inglés • Italiano

1 **Publication** ⌄

Breves consideraciones en torno a la responsabilidad concursales de los administradores societarios

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